July 1, 2025

Peter Coughenour
Chief Financial Officer
Agree Realty Corp
32301 Woodward Avenue
Royal Oak, MI 48073

       Re: Agree Realty Corp
           Form 10-K for the year ended December 31, 2024
           Filed February 11, 2025
           File No. 001-12928
Dear Peter Coughenour:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction